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                                 SCHEDULE 14A

                                (Rule 14a-101)
                    INFORMATION REQUIRED IN PROXY STATEMENT

                           SCHEDULE 14A INFORMATION
               Proxy Statement Pursuant to Section 14(a) of the
               Securities Exchange Act of 1934 (Amendment No.  )



Filed by the Registrant [  ]

Filed by a Party other than the Registrant [x]

Check the appropriate box:

[  ] Preliminary Proxy Statement           [  ] Confidential, For Use of the
                                                 Commission Only (as permitted
                                                 by Rule 14a-6(e)(2))
[ ] Definitive Proxy Statement
[ ] Definitive Additional Materials
[x] Soliciting Material Pursuant to Rule 14a-12

                 WISCONSIN CENTRAL TRANSPORTATION CORPORATION
               (Name of Registrant as Specified in its Charter)

          WISCONSIN CENTRAL SHAREHOLDERS COMMITTEE TO MAXIMIZE VALUE
                  (Name of Person(s) Filing Proxy Statement)

Payment of Filing Fee (Check the appropriate box):

[x] No fee required.
[ ] Fee computed on table below per Exchange Act Rules 14a-6(i)1 and 0-11.

 (1) Title of each class of securities to which transaction applies:

_________________________________________________________________
 (2) Aggregate number of securities to which transaction applies:

_________________________________________________________________
 (3) Per unit price or underlying value of transaction computed pursuant to Exchange Act Rule 0-11:

_________________________________________________________________
 (4) Proposed maximum aggregate value of transaction:

_________________________________________________________________
 (5) Total fee paid:

_________________________________________________________________

[  ]  Fee paid previously with preliminary materials.

[  ]  Check box if any part of the fee is offset as provided by Exchange Act
      Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

 (1) Amount Previously Paid:

_________________________________________________________________
 (2) Form, Schedule or Registration Statement No.:

_________________________________________________________________
 (3) Filing Party:

_________________________________________________________________
 (4) Date Filed:

_________________________________________________________________
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For Immediate Release                           Contact: Edward A. Burkhardt
Dated October 22, 2000                          Telephone: 773-714-8669


        WISCONSIN CENTRAL SHAREHOLDERS FORM COMMITTEE TO MAXIMIZE VALUE

     Edward A. Burkhardt, former Chairman, President and Chief Executive Officer of Wisconsin Central Transportation Corporation (NASDAQ: WCLX), today announced the formation of a committee to improve company performance and to maximize share value. The committee, the Wisconsin Central Shareholders Committee to Maximize Value, plans to solicit shareholder consents to replace the current members of Wisconsin Central's Board of Directors with a group of experienced directors committed to take specific steps to reverse the slide in earnings and share price that has occurred since Mr. Burkhardt resigned from Wisconsin Central in July 1999. With holdings of almost 3.5 million shares, Mr. Burkhardt is one of WCLX's largest owners.

     The Committee has proposed a focused Program to maximize shareholder value, including:

     . Restoring Wisconsin Central's North American operations to historic levels of revenue growth and reversing the recent slide in earnings;

     . Discontinuing efforts to invest in highly risky and low return international rail privatizations, including attempts to acquire the Aqaba Railway in Jordan;

     . Liquidating or spinning off Wisconsin Central's minority interests in its poorly managed and underperforming overseas rail investments;

     . Exploring the sale of Wisconsin Central's North American operations to a strategic buyer; and

     . Improving corporate governance to require the annual election of all directors.

     Mr. Burkhardt cited a 17% slide in net income in the year subsequent to his resignation and a decline in share price from $18.88 just prior to announcement of his resignation to $10.625 at Friday's close. He compared this with compound average annual increases in net income of 115% and in share price of 26% in the eight calendar years preceding his resignation.

     Mr. Burkhardt said "It is clear that the present Board has no effective strategy in place to reverse this decline and to unlock the inherent value of Wisconsin Central for the benefit of its owners. We are tired of experiencing the continuous flow of earnings warnings and downgrades by analysts." He reiterated the commitment of the Committee's board nominees to restore Wisconsin Central to its traditional position of leadership in generating shareholder value in the rail industry.

     In addition to Mr. Burkhardt, the Committee's nominees are:

     . John W. Barriger, Vice President of The Derson Group (personnel consultants), formerly a long-time official of the Santa Fe Railway.

     . Raymond C. Burton, Jr., Chairman and CEO of TTX Company (rail car operators and lessors).

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     .  Robert E. Dowdy, Transportation Consultant and formerly President and
        CEO of Fox River Valley Railroad Co., Green Bay & Western Railroad Co., and The Belt Railway Company of Chicago.

     . Aaron J. Gellman, Professor of Management and Strategy at the Kellogg School of Management and former Director of the Transportation Center, Northwestern University.

     . Michael W. Howell, Chairman FPT Group Ltd. (industrial machinery distributors) and former Marketing Director of Railtrack plc.

     .  Henry Posner III, Chairman of Railroad Development Corporation.

     . Andy Sze, Managing Partner, Ginkgo Enterprise and formerly President and CEO, Clipper Group.

     Mr. Burkhardt indicated that the Committee had filed a Preliminary Consent Statement on Form 14A with the SEC and would be mailing consent solicitation materials to Wisconsin Central's shareholders as soon as the SEC review process is completed.

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                  CERTAIN INFORMATION CONCERNING PARTICIPANTS

     The Committee, the members of the Committee, the nominees for election as directors proposed by the Committee and certain other persons may be deemed to be participants in the solicitation of shareholder consents referred to in this press release. Information regarding each participant is included in the preliminary consent statement filed by the Committee with the Securities and Exchange Commission on October 20, 2000. The Committee intends to mail definitive copies of the consent statement, together with consent cards, to Wisconsin Central shareholders as soon as it is permitted to do so under the rules of the SEC. Wisconsin Central shareholders are urged to read the consent statement carefully when it is available because it contains important information. The preliminary consent statement is available without charge at the SEC's Internet web site at www.sec.gov. In addition, the Committee will provide copies of its preliminary consent statement without charge upon request. Requests for copies should be directed to the Committee's information agent, Innisfree M&A Incorporated, at its toll-free number: 1-888-750-5834.

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